April 18, 2013

Tia L. Jenkins

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Viña Concha y Toro S.A. Form 20-F for Fiscal Year Ended December 31, 2011 Filed April 30, 2012 File No. 001-13358

Dear Ms. Jenkins,

In my capacity as Chief Financial Officer of Viña Concha y Toro S.A. (“Concha y Toro”, “we” or the “Company”), I transmit for your review this letter that provides the Company’s responses to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) received in the letter dated April 4, 2013 (the “Comment Letter”) regarding the Company’s Annual Report on Form 20-F (“Form 20-F”) for the Fiscal Year Ended December 31, 2011, filed with the Commission on April 30, 2012. This letter is keyed to the headings and comment numbers contained in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response.

Form 20-F for the fiscal year ended December 31, 2011

Notes to the Consolidated Financial Statements, page F-13

Note 12. Goodwill, page F-58

Acquisition of Fetzer Vineyards, Inc.

1.	We understand from your response to comments four and five of our letter dated February 11, 2013 that you valued both the acquired vineyards and biological assets using Fetzer’s historical cost because IAS 41 permits an alternative to fair value measurements. We believe IFRS 3 does not permit an alternative to fair value accounting for acquired assets in a business combination. Accordingly, unless you can demonstrate to us by providing persuasive evidence that the difference between fair value of the acquired assets and Fetzer’s historical cost is immaterial, or the acquisition itself is not material to your financial statements, please revise your accounting policy disclosures in Note 2 which states in part that “acquisition cost is the fair value of assets delivered.” Guidance on determining fair value for purposes of IFRS 3 may be found in IFRS 13.
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As stated in IFRS 3, it is a basic principle that a buyer will recognize the assets and liabilities acquired in a business combination at fair value on the acquisition date.

At the date of the business combination was applied the current IFRS (IFRS 3) which defined general guidelines on how to determine fair value; however in the response to the SEC inquiry we are answering according to the guide to determining the fair value as explained IFRS 13.

In the case of Fetzer’s biological assets acquired in the business combination, the Company’s Management has valued them at cost, because as there is no market history providing reliable values to determine the fair value of these assets according to IFRS 13 methodology, these values are considered a more sustainable representation. In previous responses to SEC, the Company, based on internal and external analyses, has supported the criteria applied of using cost as the value for the biological assets.

While it is possible to structure a model of fair value measurement, IFRS 13 itself states, in paragraph 72, that the lowest priority in the use of an input variable for determining fair value corresponds to the unobservable variables (level 3). The company has found that, in the case of grapevines, the super premium and ultra premium varieties which do not have a market benchmark, the value could only be determined by the use of such variables generating a measurement that would not be in line with an objective measurement criterion. Also, in the case of biological assets it would have a recurring aspect (i.e., the measurement is periodic), which would distort the determination of a reliable value.

The other wine companies operating in Chile reveal in their accounting policies, as defined in their financial statements, that cost is the principle followed to assess vine plantings, as there is no record of transactions in the open market in the country and therefore on which to build values, as noted in IFRS 13. The obstacle is that past records and variables to consider are estimates that have no reasonable technical basis which means results obtained would not be reliable.

Note 2.2.1 Subsidiary companies states that the general rule applied for the acquisition of Fetzer was IFRS 3 Business Combinations.

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Note 12 “Goodwill” indicates the list of acquired assets and liabilities valuated at Fair Value. In response to the letter dated February 11, 2013 from SEC, it was specifically stated that Current Biological Assets totaling Ch$1,227,224 thousand correspond to accumulated expenses of Fetzer’s next harvest, starting on September 2010, and not to a fair value. These are accrued costs which are part of harvesting costs.

Moreover, this criterion is based on the fact that the vine plantings were part of the assets acquired, and are not representative of materiality levels in total assets. They only represent a 7% of the total value of the plantings of consolidated Concha y Toro winery, a 1.7% of the total asset plantings, plant and equipment and a 0.6% of total assets of the company.

The conceptual framework referred to the application of IFRS standards, raises the issue of materiality or relative importance. In this case, the valuation of the asset vine plantings at the date of acquisition, does not have relative importance, because it is not material to the value of purchase and does not affect the decisions that users perform based on the specific financial information of a reporting entity (in this case the valuation at cost).

2.	We note the replacement cost calculations for the acquired inventory that you provided in response to comment six of our letter dated February 11, 2013. Please confirm our understanding that you determined the fair value of the acquired inventory using the cost approach valuation technique and, if so, explain to us in reasonable detail how your replacement cost calculations reflect the amount that would be required currently to replace the service capacity of the acquired inventory. In this regard, it is unclear to us how your calculations represent the cost to a market participant buyer to acquire or construct substitute inventory of comparable utility, adjusted for obsolescence. Refer to paragraphs B8 and B9 of IFRS 13 for guidance on the cost approach.

At the date of the business combination was applied the current IFRS (IFRS 3) which defined general guidelines on how to determine fair value; however in the response to the SEC inquiry we are answering according to the guide to determining the fair value as explained IFRS 13.

We believe that regarding to your question, the cost approach applied by the Company is consistent as is defined in B8 in IFRS 13.

IFRS 3 requires that the fair value of inventories be determined as follows:

•	Raw materials at replacement costs valid at the date of valuation;
•	WIP (work in progress), at selling price, minus completion costs, disposal costs, and a reasonable allocation of profit for the productive and sales effort; and

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•	Finished goods and merchandise, at sale price, minus the disposal costs and a fair allocation of profit for the sales effort.

1.	Specific assumptions:

Our inventory analysis was based on the following key assumptions provided by and/or discussed with both Concha y Toro and Fetzer’s management:

a.	Book inventory balance

Balance sheet data on of raw material, work in process and finished goods from the valuation date that were provided by the information acquisition.

b.	Raw material

We assume that the estimates of raw material reposition costs are the same as the book value.

c.	WIP percentage of progress:

The Fetzer Management estimates the percentage of WIP inventory completed, for each inventory segment, based on the estimated remaining manufacturing effort from the valuation date and the completion percentage of available stocks.

d.	Sales prices and gross margin

Estimates of the selling prices and gross margins are based on profit for fiscal year ended April 30, 2011 and the estimated completion percentage for available inventory.

e.	Manufacturing and Selling Costs

All costs incurred by the seller are directly or indirectly associated with manufacturing and sales efforts with respect to products covered. In a hypothetical sale of inventory, the buyer will incur the same costs to manufacture and sell products as the seller, including necessary expenses related to the rest of manufacturing / production effort, the remaining costs of raw materials, sales and marketing costs, disposal costs and other related overhead. These costs were estimated based on historical data for the fiscal year ended April 30, 2011.

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Then, the market cost stated in the previous paragraph was compared with the book value of these inventories. The difference generated is not relevant, thus the book value was maintained.

3.	We note in the purchase price allocation provided in response to comment five of our letter dated February 11, 2013 that the buildings, equipment and construction in progress were each valued using the “method of the cost approach.” Please further explain to us in sufficient detail how you determined the fair value of these assets under the cost approach, describe how that methodology conforms to the guidance in IFRS 13, and provide us with your underlying calculations used to arrive at the fair value assigned to each asset.

It must be understood that the cost criterion method to determine the fair value of buildings, equipment and construction in progress, is that of their replacement cost.

A.	Buildings.

All buildings are valued using the cost method, the new replacement cost (RCN) was estimated based on the type and quality of construction, per square foot or other unit costs.

a.	Inputs and significant assumptions

i.	RCN/ construction costs

RCN is generally defined as the actual cost to produce or build a new similar item, which has the nearest equivalent utility to the property being valued. RCN in this case is defined as the cost of construction from the valuation date, of a building or improvement that has equivalent utility to the one valued, built with modern materials and according to current standards, design, and layout.

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Marshall Valuation Service (MVS) was used to estimate the appropriate costs to apply to building square footage. An RCN base figure was estimated for each, multiplying the MVS unit cost per sq ft of the building. The RCN of certain building improvements, such as loading docks and fire-protection sprinklers were added to the base building RCN as appropriate. A current cost multiplier, local multiplier, perimeter multiplier, and the story-height multiplier is then applied to the RCN as a basis for the construction of improvements to estimate an amount adjusted RCN.

An estimate of physical impairment, and of functional and external obsolescence, is then applied to RCN figures to arrive at a final estimate of fair value for each location. These settings are described in more detail below.

b.	Entrepreneurial profit

Entrepreneurial profit is typically between 0% and 10% in an average market of industrial and commercial buildings occupied by their owners. Given current market conditions, entrepreneurial profit was estimated at 0% for all properties.

i.	Other indirect costs

Other indirect costs are estimated at 2% of RCN for all properties to account for certain expenses not included in the basic costs MVS. These costs include, offsite, legal, permanent loan and evaluation costs.

ii.	Physical impairment

The useful life of each building improvement was estimated from MVS benchmarking data. The shelf life is estimated at 15-55 years given Class C, D and S buildings, building types and uses. Effective age was estimated for each building based on the actual age of the building, renovations/ additions, and maintenance level. Then, the percentage of physical deterioration of each building was calculated by using the straight-line depreciation method, by which useful life is divided by actual life. In some cases, the actual age of the improvements can be useful life or improve useful life. Instead of 100% depreciation of improvements, physical impairment was fixed at 80% due to the profit associated with buildings in use.

iii.	Functional obsolescence

Functional obsolescence reflects the loss of value due to inefficient construction and site configurations and superadequacy. In the case of manufacturing and distribution facilities, this usually happens when there are staged construction additions, there are multiple buildings on the site, and / or there are inefficiencies caused by the clear-ceiling heights that are below domestic market standards and insufficient space for operations. Functional obsolescence ranging from 0% to 5% is applied to buildings. Functional obsolescence adjustments were made to these facilities mainly due to dysfunctional add-ons to the building and insufficient interior space.

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iv.	External obsolescence

External obsolescence is the decrease of a structure’s usefulness due to negative influences of external sources. External obsolescence may be caused by a variety of factors such as the decline of neighborhoods, the location of the property in a community, state or region, and adverse market conditions. External obsolescence was not observed in the market and is estimated as 0% of RCN.

v.	Residual value

Due to the remaining usefulness of properties and ongoing maintenance, a residual value of 15% was applied, after all types of depreciation, to those properties in which the total depreciation would otherwise have been greater than 85% of the total RCN.

B.	Equipment

a.	Land Improvements

Land improvements are improvements on the site to others than buildings.

Biological assets are included as part of these, and as noted in our comments to question 1, in the case of Fetzer’s biological assets acquired in a business combination, the Company’s Managment has valued at cost as it believes these values are more sustainable, as there is no market history which can provide reliable values to determine the fair value of these assets according to IAS 13 methodology. In previous responses to SEC, the Company has supported the criterion of using cost as the value for biological assets, based on internal and external analyses.

While it is possible to structure a model of fair value measurement, IFRS 13 states in paragraph 72 that the lowest priority in the use of an input for determining fair value corresponds to unobservable variables (level 3). The company has found that, indeed, in the case of the vineyards, for super premium and/or ultra premium varieties without market benchmarks, value could only be determined by the use of such unobservable variables which would generate a measurement that would not meet a criterion of objective measurement, and which also, in the case of biological assets, would be of a recurring nature (the measurement is periodic) thus distorting the determination of a reliable value.

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To value the trellis system, irrigation and water reservoirs the cost method was used. To assign value to land improvements, the cost of trellising, irrigation, water reservoirs, drainage and other atypical land improvements in vineyards was calculated.

i.	Inputs and signifcant assumptions

1.	Construction cost

Due to the unique nature of the trellis system, irrigation and water reservoirs, we reviewed industry sources, and also obtained information from Fetzer management and cost estimates, to analyze the real cost of Fetzer’s most recent trellis, irrigation and water supply installations. The cost of improvements today has been calculated on a per acre basis for trellising and irrigation, and on a per acre-foot basis for water reservoirs. The total cost of a single water reservoir in a vineyard was then applied to the entire vineyard, on a per acre basis. In addition to trellises, irrigation, water reservoirs, atypical vineyard improvements were identified (classified as drainage and others). Because these improvements are added as needed to the vineyards, and it is often difficult to visually identify these improvements in field visits, the cost is determined by the cost method. Drainage and other costs are then spread throughout the entire vineyard, on a per acre basis.

2.	Physical impairment

The percentage of physical impairment of land improvements was calculated using the straight-line depreciation method, which divides useful life by actual age. In some cases, the actual age of vineyard land improvements equals or exceeds its useful life. Instead of 100% depreciation of improvements, a physical impairment was fixed at 85%.

3.	Functional obsolescence

There was no functional obsolescence of vineyard land improvements; 0% was applied for functional obsolescence.

4.	External obsolescence

There was no external obsolescence of vineyard land improvements; 0% was applied for external obsolescence.

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b.	Winery

The cost method is used to value land improvements in the winery’s winemaking facilities, including “aesthetic” landscaping, garden irrigation only, fences and roads, lighting, fire protection systems, wells, flow meters and water pumps.

i.	Inputs and signifcant assumptions

1.	New Reproduction Cost

The cost method is used to calculate the new cost of reproduction (ReproCN) for an improvement of cellars, by indexing the historical actual costs recorded in the fixed asset register (FAR), based on the relevant asset type and date of acquisition. ReproCN is generally defined as the actual cost of duplication of a new identical item or the actual cost to produce an exact replica.

The price adjustment / adjustment factors used in our analysis were obtained from various published sources as MVS, and the Bureau of Labor Statistics, U.S. Department of Commerce (BLS).

ReproCN estimates usually include basic cost considerations of the product and additional costs related to operation of the asset. These costs typically include foundations, support structures, or finishes as well as direct costs such as sales tax, shipping and handling charges, installation and general contractor costs and indirect costs such as engineering and design.

2.	Physical Impairment

Useful life is estimated at 15 years for improvements of cellars, using MVS benchmark data and also Fetzer’s depreciation programs. Physical depreciation of land improvements in the cellar were calculated using an “Iowa” survivor method, based on research conducted by Iowa State University. A “residual” factor for land improvements was established at 10%, allowing a value for land improvements that have been fully depreciated but remain in service.

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3.	Functional obsolescence

There was no functional obsolescence of vineyard land improvements; 0% was applied for functional obsolescence.

4.	External obsolescence

There was no external obsolescence of vineyard land improvements; 0% was applied for external obsolescence.

c.	Assets, movable property (including construction in progress):

The methods and procedures used to carry out the valuation of property and equipment are intended to comply with the standards promulgated by the American Society of Appraisers (ASA) and USPAP. Criteria considered were costs, revenues and market to use as value in the analysis of movable property.

It was concluded that the income method was not an appropriate valuation technique in this situation due to income flows that cannot be easily assigned to individual assets.

The valuation of identified movable property was based primarily on the cost method. In applying the cost method, the contributory value related to the necessary facilities, engineering and commissioning costs associated with installed equipment was recognized. The market approach is used to value certain assets, such as passenger cars, where sufficient data were available, and to support the results of approximate cost analyses.

(1)	Use of cost criteria

ReproCN estimates of identified movable property assets were calculated by indexing historical actual costs recorded in the FAR by type of asset and acquisition date. Price adjustments / index factors used in our analysis were obtained from various published sources, including MVS and BLS.

ReproCN estimates usually include basic product cost considerations as well as additional costs related to operation of the asset. These costs typically include wiring, communications wiring, foundations, support structures, insulation, and finishes as well as certain direct costs such as sales tax charges, shipping and handling, installation and general contractor costs and indirect costs such as engineering and design costs.

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For the purposes of valuation of barrels information provided by the current Fetzer inventory management (ie, the barrel type, size and quantity) was used, in conjunction with information of the current cost of recent orders to determine the RCN estimates of these assets.

To further support the estimated ReproCN, information regarding Fetzer’s current and projected capital spending plans was used. More specifically, research on RCNs for packaging and bottling lines, as well as fermentation and storage tanks was carried out. In all cases, the comparison of the RCN estimates with ReproCN estimates proved to be materially accurate for the applicable asset classes.

After determining the RCNs for each asset or group of assets, other considerations in determining the fair value were made. Since the assets have been in use for varying periods of time, it is reasonable to assume that the fair value of an asset is something less than its RCN. Therefore, allocations have been made to the physical, functional and economic factors affecting usefulness and value, which are applicable.

(2)	Application of depreciation at replacement cost

(a)	Physical impairment

Physical deterioration was obtained based on our inspection of movable property identified with “Iowa” type survival curves and straight line depreciation methods. The Iowa depreciation curve types have been derived to measure the economic value of an asset in relation to its economic life, and to consider cost subsidies resulting from routine maintenance and overall up-keep of assets.

The Iowa curve method is based on studies and research conducted by Iowa State University. This method uses a concept of age-life measuring physical loss in value attributed to a reduction in the quality of a particular type of asset that is in service or in use for a period of time. The time period is measured from the point where the unit is first placed in use until it is removed from service. Furthermore, as a result of wear, an asset is increasingly expensive to operate over time and the maintenance costs resulting from a reduction in the overall usefulness of a given asset. This decrease in usefulness is quantified through a service factor adjustment. The service factor represents the estimated percentage of the original value remaining at the end of the life of an asset.

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The RCNs used in valuation models were adjusted for amounts attributable to physical impairment based on normal useful life (NUL) assigned to the corresponding assets. NUL is defined as “the estimated number of years that a new property is actually used before it is retired from service.”

(b)	Functional obsolescence

In addition to physical deterioration, functional obsolescence should also be considered in the determination of fair value. Functional obsolescence is the loss in value or usefulness of a asset caused by inefficiencies or inadequacies of the asset itself, when compared to a more efficient or less costly replacement assets due to new technologies, such as excess operating cost, excess construction, overcapacity, inadequacy, or lack of utility In our analysis, and after discussions with on-site management and engineering personnel, we applied functional obsolescence penalties to certain assets due to Fetzer management’s asset retirement schedule and/or forecasted capital repair budgets.

(c)	Economic obsolescence

Economic obsolescence is the loss in value caused by external conditions adverse to the assets, such as poor market demand for the product or service, industry changes, transport and lack of government regulation. On the basis of the deduction of the weighted average cost of capital (WACC) and WARA as part of the analysis to determine the value of intangible assets, we believe that the anticipated future results are sufficient to sustain the value of movable assets. Therefore, we have not made any further adjustments to the movable assets in question with regard to economic obsolescence.

As requested by the Commission in the Comment Letter, I acknowledge, on behalf of the Company, the following:

a)	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

b)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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c)	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the Company’s responses to the comments or any other matters, please call me at (56-2) 2476-5644.

Sincerely,

/s/ OSVALDO SOLAR VENEGAS
Osvaldo Solar Venegas
Chief Financial Officer
Viña Concha y Toro S.A.
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